Exhibit 16.1

December 22, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Canoo Holdings Ltd. (“Legacy Canoo”) (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8- K of Canoo Inc. dated December 21, 2020. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/PricewaterhouseCoopers LLP

Los Angeles, California

Attachment

PricewaterhouseCoopers LLP, 601 South Figueroa Street, Suite 900, Los Angeles, CA 90017

T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

Item 4.01 Changes in Registrant’s Certifying Accountant

(a) Dismissal of Previous Independent Registered Public Accounting Firm

On December 21, 2020, Legacy Canoo dismissed PricewaterhouseCoopers LLP (“PwC”) as its independent registered public accounting firm. Legacy Canoo’s Board of Directors participated in and approved the decision to change Legacy Canoo’s independent registered public accounting firm.

The audit reports of PwC on Legacy Canoo’s consolidated financial statements as of and for the fiscal years ended December 31, 2019 and 2018, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except for the substantial doubt about Legacy Canoo’s ability to continue as a going concern.

During the fiscal years ended December 31, 2019 and 2018 and the subsequent interim period through December 21, 2020, there were no “disagreements” (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in its reports on Legacy Canoo’s financial statements for such years. During the years ended December 31, 2019 and 2018 and the subsequent interim period through December 21, 2020, there have been no “reportable events” (as such term is defined in Item 304(a)(1)(v) of Regulation S-K), except for the following material weaknesses in the Legacy Canoo’s internal control over financial reporting: (i) Legacy Canoo lacked a sufficient number of professionals with an appropriate level of accounting knowledge, training, and experience to appropriately analyze, record, and disclose accounting matters timely and accurately, (ii) Legacy Canoo did not effectively design and maintain controls in response to the risks of a material misstatement in Canoo’s financial reporting, (iii) Legacy Canoo did not design and maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions, specifically for accounting for convertible notes, (iv) Legacy Canoo did not design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over account reconciliations and journal entries, and v) Legacy Canoo did not design and maintain effective controls over certain information technology (IT) general controls for information systems that are relevant to the preparation of its financial statements.

Legacy Canoo provided PwC with a copy of the disclosures made by the registrant in this Item 4.01 in response to Item 304(a) of Regulation S-K under the Exchange Act and has requested that PwC furnish Legacy Canoo with a letter addressed to the SEC stating whether it agrees with the statements made by the registrant in this Item 4.01 in response to Item 304(a) of Regulation S-K under the Exchange Act and, if not, stating the respects in which it does not agree.